EX-99.B-77M


SUB-ITEM 77M:  Mergers

(a)  Ivy Funds, Inc.

(b) At a joint Meeting of the Board of Directors of Ivy Funds, Inc. and the Board of Trustees of Ivy Funds (Directors) held on August 31, 2005, the Directors determined the proposed Agreement and Plan of Reorganization (Agreement) between Ivy International Fund and Ivy International Growth Fund to be in the best interests of Ivy Funds, Inc. and Ivy Funds, as well as the shareholder of each of Ivy International Fund and Ivy International Growth Fund.

The Directors established November 17, 2005 as the record date and approved submission of the proposed merger to Ivy International Growth Fund shareholders to be voted on at a special meeting held on March 17, 2006. At that meeting, a majority of the outstanding shares of Ivy International Growth Fund voted in favor of the Agreement, to become effective March 27, 2006.

The terms of the Agreement are such that Ivy International Fund acquired all of the assets of Ivy International Growth Fund in exchange solely for shares of Ivy International Fund and the assumption by Ivy International Fund of all of the liabilities of Ivy International Growth Fund, followed by the distribution of those shares to the shareholders of Ivy International Growth Fund.